Exhibit 99.1

TeliaSonera first in the Nordics to offer Cisco's TelePresence

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 26, 2007--Regulatory News:

    TeliaSonera launches a new generation virtual meeting service for business customers called TeliaSonera TelePresence. TelePresence brings companies significant travel cuts, improved time management and reduced carbon dioxide emissions.

    "TeliaSonera TelePresence allows companies to work efficiently globally, in a way they have never experienced before", says Juho Lipsanen, President of TeliaSonera's Business Area Integrated Enterprise Services.

    TeliaSonera is the first to introduce this service to the Nordic and Baltic markets as a total turnkey solution. The service enables meetings where participants truly experience that they are in the same meeting even when they actually are in different time zones. Additionally, the service is very easy to use. Conference time is booked through an electronic calendar and the service is started at a touch of a single button.

    "The service reduces travelling needs, and therefore saves employees time, makes their life easier and increases their productivity. TeliaSonera TelePresence also helps corporate customers to reduce carbon dioxide emissions", says Juho Lipsanen.

    TeliaSonera has introduced the virtual meeting service in its Helsinki and Farsta offices, aiming to reduce travelling between Stockholm and Helsinki by 10 to 20 per cent annually. This would cut carbon dioxide emissions by 200,000 to 400,000 kg. The payback period is estimated at less than a year.

    Cisco is the provider of the technical platform for the service. TeliaSonera will be offering the service to business customers in the Nordic and Baltic region as a total solution and take full responsibility for the integration process that will be handled by TeliaSonera's system integrator, Cygate.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera Press Office
             8-713 58 30